

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2024

Paul A. Jacobson
Chief Financial Officer
General Motors Co
300 Renaissance Center
Detroit, Michigan 48265-3000

      Re: General Motors Co
           Form 10-K for the Year Ended December 31, 2022
           File No. 001-34960

Dear Paul A. Jacobson:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing